NEWS

Sequans Communications
Unaudited Third Quarter 2026 Preliminary Financial Results

PARIS - November 3, 2026 - Sequans Communications S.A. (NYSE: SQNS) (“Sequans” or the “Company”), a leading provider of 5G/4G cellular IoT semiconductor solutions, today announced preliminary unaudited financial results for the third quarter ended September 30, 2026.

Third Quarter 2026 Summary Preliminary Unaudited Results Table:

(in US$ millions, except share and per share data)	Q3 2026	Q2 2026	Q3 2025 (1)
Revenue	$9.1	$7.5	$3.2
Gross profit	$3.0	$2.5	$0.8
Gross margin (%)	33.0%	32.9%	25.3%
Operating income (loss)	($1.0)	($7.2)	($24.4)
Net profit (loss)	($1.5)	($9.8)	($16.6)
Diluted income (loss) per ADS	($0.10)	($0.65)	($1.19)
Non-IFRS diluted income (loss) per ADS (2)	($0.04)	($0.27)	($0.88)
Weighted average number of diluted ADS (IFRS)	15,003,281	14,983,376	13,933,963
Weighted average number of diluted ADS (Non-IFRS)	15,003,281	14,983,376	13,933,963
(1) The financial results for 2025 differ from the preliminary unaudited results disclosed in the Company’s November 4, 2025 earnings press release. The changes primarily relate to the finalization of purchase accounting and other adjustments attributable to normal year-end closing procedures, audit adjustments, and the completion of management’s review.
(2) See Use of Non-IFRS/non-GAAP Financial Measures disclosure on page 3.

"Our third quarter results demonstrate the continued acceleration of our core IoT semiconductor business and the progress we are making toward building a more profitable company," said Dr. Georges Karam, CEO of Sequans. "Revenue increased 21.9% sequentially and 182.8% year-over-year to $9.1 million, driven by product sales that more than quadrupled compared to the prior year. Importantly, this growth reflects the successful conversion of our design-win pipeline into production revenue, supported by expanding customer demand and a growing backlog that now extends into the second half of 2027. Together with a significant reduction in operating expenses, reflecting our continued financial discipline, we believe these results reinforce the strength of our business model and our ability to scale toward profitability."

Dr. Karam continued, "The completion of our Bitcoin treasury exit represents another important milestone, allowing us to enter the final quarter of 2026 with a significantly strengthened financial foundation, a simplified capital structure, and approximately $40 million in cash and short-term deposits and a nearly debt-free balance sheet. With our attention now fully directed toward our semiconductor business, we are focused on capitalizing on the momentum across our 4G IoT product portfolio, expanding our presence in the defense, drone, and space markets through our RF transceiver platform, and advancing our next-generation 5G eRedCap technology. Combined with a growing pipeline of high-margin licensing opportunities, we believe these initiatives position Sequans for sustained growth as we enter 2027 and continue working toward long-term profitability."

Third Quarter 2026 Financial Summary:

Revenue: Total revenue was $9.1 million, an increase of 21.9% compared to the second quarter of 2026. Compared to the third quarter of 2025, this represents an increase of 182.8%.
Product sales accounted for the vast majority of revenue in the third quarter 2026, increasing 20.5% compared to the second quarter of 2026 and increasing more than 4 times as compared to the third quarter of 2025.

Gross margin: Gross margin was 33.0% compared to 32.9% in the second quarter of 2026 and 25.3% in the third quarter of 2025.

Operating loss: Operating loss was $1.0 million compared to operating loss of $7.2 million in the second quarter of 2026 and $24.4 million in the third quarter of 2025. The operating loss in the second quarter of 2026 and the third quarter of 2025 included unrealized losses on impairment of the value of our Bitcoin investment of $3.0 million and $11.2 million, respectively. The reduction of operating expenses in the third quarter as compared to the second quarter

Sequans reports unaudited third quarter 2026 financial results contributed to the reduced operating loss in the third quarter and reflects the continued efforts on cost reductions. Further, the operating loss in the third quarter included a realized net gain of $6.2 million, compared to $5.3 million in the second quarter of 2026, on the sales of Bitcoin as a part of our exit of the Bitcoin strategy and to strengthen our cash position.

Net loss: Net loss was $1.5 million, or ($0.10) per diluted ADS, in the third quarter of 2026 compared to net loss of $9.8 million, or ($0.65) per diluted ADS, in the second quarter of 2026 and net loss of $16.6 million, or ($1.19) per diluted ADS, in the third quarter of 2025. Net loss in the third quarter of 2025 included non-cash gains on the change in value of the embedded derivative related to compound financial instruments issued in July 2025 for $14.2 million.
Net loss in the second quarter included net interest expense of $2.4 million and $6.4 million in the third quarter of 2025, that was primarily non-cash and related to the IFRS accounting for the convertible debt issued in July 2025. Interest expense amounted to $0.4 million in the third quarter of 2026.

Non-IFRS loss: Excluding non-cash impairment of digital assets, non-cash stock-based compensation, the non-cash impact of the fair-value, and effective interest adjustments related to the convertible debt and associated embedded derivatives and other financings, non-IFRS net loss was $0.6 million, or ($0.04) per diluted ADS in the third quarter of 2026 compared to non-IFRS net loss of $4.0 million or ($0.27) per diluted ADS in the second quarter of 2026, and non-IFRS net loss of $12.3 million or ($0.88) per diluted ADS, in the third quarter of 2025.

Cash: Cash and cash equivalents, and short term deposits at September 30, 2026 totaled $39.7 million compared with $21.0 million at June 30, 2026.

Digital assets: At September 30, 2026, the Company no longer held any Bitcoin. This compares to Bitcoin holdings on June 30, 2026 of 314 Bitcoin with a market value of then $18.4 million all of which were unrestricted and were sold during the third quarter.

Conference Call Details

Date: Tuesday, November 3, 2026
Time: 8:00 a.m. ET / 14:00 CET

The live webcast will be available on the Sequans Investor Relations website at https://sequans.com/investor-relations/investor-materials/.

To participate via telephone, please register in advance using this link: https://register-conf.media-server.com/register/BI718d58c2c95b432686adac1ce8ec1dab. Upon registration, participants will receive a confirmation email detailing how to join the conference call, including the dial-in number and a unique registrant ID.

Those who wish to join the live webcast can access it here: : https://edge.media-server.com/mmc/p/ttvnxt2o/

The company suggests participants for both the conference call and those listening via the web dial in or sign on at least 15 minutes in advance of the call.

For those unable to participate in the live event, a replay will be available on the company's website after 9:00 a.m. ET.

Forward Looking Statements

This press release contains certain statements that are, or may be deemed to be, forward-looking statements with respect to financial condition, results of operations and business of Sequans, product revenue pipeline, and business strategy for 2026 and beyond. These forward-looking statements include, but are not limited to, statements that are not historical fact. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements also often use words such as “anticipate,” “committed to”, “target,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “goal,” “believe,” “hope,” “aims,” “continue,” “could,” “project,” “should,” “will” or other words of similar meaning. These statements are based on assumptions and assessments made by Sequans in light of its experience and perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.

Forward-looking statements are not guarantees of future performance. Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Such risks and uncertainties include, but are not limited to our ability to convert our design-win pipeline into production revenue. Many factors could cause actual results to differ materially from those projected or implied in

Sequans reports unaudited third quarter 2026 financial results any forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business and competitive environments, market and regulatory forces, including tariffs and trade wars, and our ability to convert our product pipeline and design wins into revenue. If any one or more of these risks or uncertainties materialize or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward-looking statements should therefore be construed in the light of such factors. A more complete description of these and other material risks can be found in Sequans’ filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2025 and other documents that may be filed from time to time with the SEC. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. Sequans undertakes no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by applicable law. All financial results described in this earnings release should be considered preliminary and are subject to change due to normal year-end closing procedures, audit adjustments, and the completion of management’s review.

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude the non-cash impairment of digital assets, non-cash stock-based compensation and the non-cash impacts of convertible debt extensions, and effective interest adjustments related to the convertible debt with embedded derivatives and other financings. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading fabless semiconductor company specializing in wireless 4G/5G cellular technology for the Internet of Things (IoT) and RF transceiver solutions for software-defined applications. Sequans’ engineers design and develop innovative, secure, and scalable technologies that power the next generation of AI-connected applications – including secured payment, smart mobility and logistics, smart cities, industrial, e-health, and smart homes, as well as mission-critical deployments in space and defense.

Sequans offers a comprehensive portfolio of 4G/5G solutions, including LTE-M/NB-IoT, 4G LTE Cat 1bis, and 5G NR RedCap and eRedCap platforms, all purpose-built for IoT and delivering breakthroughs in wireless connectivity, power efficiency, security, and performance. Sequans RF transceiver solutions enable highly flexible, programmable wireless systems optimized for performance and resilience in demanding environments. The company also provides advanced design services and technology licensing.

Founded in 2003, Sequans is headquartered in France and operates globally, with offices in the United States, United Kingdom, Switzerland, Israel, Finland, Taiwan, and China.

Visit Sequans at sequans.com and follow us on LinkedIn and X.

Sequans investor relations: David Hanover/Rob Kelly, KCSA Strategic Communications (USA), +1 212.682.6300, ir@sequans.com
Sequans media relations: Linda Bouvet (France), +33 170721600 media@sequans.com

Condensed financial tables follow

Sequans reports unaudited third quarter 2026 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	Sept 30, 2026	June 30, 2026	Sept 30, 2025 (1)

Revenue	9,090	7,459	3,214
Cost of revenue	(6,088)	(5,005)	(2,401)
Gross profit	3,002	2,454	813
Other operating Income (expenses)	—	—	(418)
Research and development expense	(6,656)	(7,541)	(7,750)
Sales and marketing expense	(1,576)	(2,059)	(2,143)
General and administrative expense	(2,055)	(2,333)	(3,850)
Digital asset Impairment losses	—	(3,007)	(11,092)
Digital asset gain (loss) on sales, net	6,242	5,275	—

Total operating income (expenses)	(4,045)	(9,665)	(25,253)
Operating profit (loss)	(1,043)	(7,211)	(24,440)
Financial income (expense):
Interest income (expense), net	(411)	(2,384)	(6,435)
Change in fair value of derivative financial instruments	—	170	14,196
Foreign exchange gain (loss)	179	(135)	230
Profit (Loss) before income taxes	(1,275)	(9,560)	(16,449)
Income tax expense	(203)	(212)	(178)
Profit (Loss)	$(1,478)	$(9,772)	$(16,627)
Attributable to:
Shareholders of the parent	(1,478)	(9,772)	(16,627)
Minority interests	—	—	—
Basic income (loss) per ADS	($0.10)	($0.65)	($1.19)
Diluted income (loss) per ADS	($0.10)	($0.65)	($1.19)
Weighted average number of ADS used for computing:
— Basic	15,003,281	14,983,376	13,933,963
— Diluted	15,003,281	14,983,376	13,933,963
(1) The financial results for the three months ended September 30, 2025 differ from the preliminary unaudited results disclosed in the Company’s November 4, 2025 earnings press release. The changes primarily relate to the finalization of purchase accounting and other adjustments attributable to normal year-end closing procedures, audit adjustments, and the completion of management’s review.

Sequans reports unaudited third quarter 2026 financial results

SEQUANS COMMUNICATIONS S.A.
PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended Sept 30,
(in thousands of US$, except share and per share amounts)	2026	2025 (1)

Revenue	22,603	19,410
Cost of revenue	(14,864)	(8,164)
Gross profit	7,739	11,246
Other operating Income (expenses)	—	(418)
Research and development expense	(21,565)	(23,462)
Sales and marketing expense	(5,658)	(6,696)
General and administrative expense	(6,763)	(9,320)
Digital asset Impairment losses	(32,341)	(11,092)
Digital asset losses on sales, net	(166)	—

Total operating income (expenses)	(66,493)	(50,988)
Operating profit (loss)	(58,754)	(39,742)
Financial income (expense):
Interest income (expense), net	(7,650)	(5,929)
Change in fair value of derivative financial instruments	10,800	14,196
Gain (loss) on debt extinguishment	(31,498)	—
Foreign exchange gain (loss)	197	(763)
Profit (Loss) before income taxes	(86,905)	(32,238)
Income tax expense	(561)	(613)
Profit (Loss)	$(87,466)	$(32,851)
Attributable to:
Shareholders of the parent	(87,466)	(32,851)
Minority interests	—	—
Basic income (loss) per ADS	($5.89)	($5.16)
Diluted income (loss) per ADS	($5.89)	($5.16)
Weighted average number of ADS used for computing:
— Basic	14,854,203	6,364,302
— Diluted	14,854,203	6,364,302
(1) The financial results for the nine months ended September 30, 2025 differ from the preliminary unaudited results disclosed in the Company’s November 4, 2025 earnings press release. The changes primarily relate to the finalization of purchase accounting and other adjustments attributable to normal year-end closing procedures, audit adjustments, and the completion of management’s review.

Sequans reports unaudited third quarter 2026 financial results

SEQUANS COMMUNICATIONS S.A.
PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At Sept 30,	At Dec 31,
(in thousands of US$)	2026	2025
ASSETS
Non-current assets
Property, plant and equipment	$3,477	$4,299
Intangible assets	7,708	8,522
Goodwill	3,676	3,676
Digital assets pledge as collateral for convertible debt	—	141,505
Digital assets, unrestricted	—	45,686
Deposits and other receivables	742	2,161
Prepaid expenses	970	2,213
Other non-current financial assets	395	409
Total non-current assets	16,968	208,471
Current assets
Inventories	3,923	3,933
Trade receivables	7,057	3,278
Contract assets	485	98
Prepaid expenses	3,628	2,564
Other receivables	7,448	5,953
Research tax credit receivable	5,438	5,898
Short-term deposits	33,500	—
Cash and cash equivalents	6,244	13,386
Total current assets	67,723	35,110
Total assets	$84,691	$243,581
EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.01 nominal value, 1,501,397,702 shares authorized, issued and outstanding at September 30, 2026 (1,599,589,702 shares at December 31, 2025)	$17,584	$18,718
Share premium	176,510	185,598
Other capital reserves	78,897	77,515
Treasury shares	—	(9,363)
Accumulated deficit	(232,540)	(145,074)
Other components of equity	179	284
Total equity	40,630	127,678
Non-current liabilities
Government research financing	1,572	3,297
Lease liabilities	1,278	1,225
Trade payables and other non-current liabilities	112	1,360
Provisions	2,665	2,112
Deferred tax liabilities	128	129
Contract liabilities	3,340	3,157
Total non-current liabilities	9,095	11,280
Current liabilities
Trade payables	11,472	10,081
Convertible debt	—	56,422
Convertible debt embedded derivative	—	10,800
Lease liabilities	43	601
Government loan	—	979
Government research financing	3,688	4,308
Contract liabilities	6,251	7,224
Income tax liabilities - Parent	3,019	3,124
Other current liabilities and provisions	10,493	11,084
Total current liabilities	34,966	104,623
Total equity and liabilities	$84,691	$243,581

Sequans reports unaudited third quarter 2026 financial results

SEQUANS COMMUNICATIONS S.A.
PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Nine months ended Sept 30,
(in thousands of US$)	2026	2025 (1)
Operating activities
Loss before income taxes	$(86,905)	(32,238)
Adjustments to reconcile profit before tax to net cash flows
Depreciation and impairment of property, plant and equipment	1,742	2,161
Amortization and impairment of intangible assets	2,400	3,054
Impairment of digital assets	32,341	11,092
Share-based payment expense	1,382	2,655
Decrease in provision	(2,107)	(12)
Interest expense, net	7,650	5,929
Change in the fair value of convertible debt embedded derivative	(10,800)	(14,196)
Loss (gain) on debt extinguishment, net of non-cash transaction costs	31,498	—
Foreign exchange loss (gain)	16	(786)
Loss (gain) on disposal of intangible and tangible assets	4	12
Loss on digital assets	166	—
Working capital adjustments
Decrease in trade receivables and other receivables	(4,656)	4,813
Decrease (increase) in inventories	2,590	(1,379)
Increase in research tax credit receivable	473	(1,593)
Increase (decrease) in trade payables and other liabilities	1,201	2,246
Increase (Decrease) in contract liabilities	(1,532)	(4,541)
Increase in government grant advances	(2,096)	1,385
Income tax paid	(1,068)	(569)
Net cash flow used in operating activities	(27,701)	(21,967)
Investing activities
Purchase of intangible assets and property, plant and equipment	(3,604)	(5,209)
Purchase of digital assets	—	(373,840)
Proceeds from sale of digital assets	154,684	—
Investment in ACP Advanced Circuit Pursuit, net of cash acquired	—	(2,816)
Sale (Purchase) of financial assets	107	367
Decrease (increase) of short-term deposit	(33,500)	53,000
Interest received	145	1,325
Net cash flow from (used in) investing activities	117,832	(327,173)
Financing activities
Private equity offering proceeds, net of transaction costs paid		185,246
Proceeds from exercise of pre-funded and common warrants	73	—
Proceeds from convertible debt, net of transaction costs paid		174,461
Repayment of interest-bearing receivables financing	—	(3,742)
Proceeds from interest-bearing research project financing		1,129
Purchase of treasury shares	(933)	—
Payment of lease liabilities	(569)	(1,167)
Repayment of convertible debt	(94,500)	—
Repayment of government loans	(734)	(1,041)
Repayment of loans	—	(420)
Repayment of interest-bearing research project financing	(120)	(422)
Interest paid	(490)	(705)
Net cash flows from (used in) financing activities	(97,273)	353,339
Net increase in cash and cash equivalents	(7,142)	4,199
Net foreign exchange difference	—	138
Cash and cash equivalents at January 1	13,386	9,093
Cash and cash equivalents at end of the period	6,244	13,430
(1) The financial results for the nine months ended September 30, 2025 differ from the preliminary unaudited results disclosed in the Company’s November 4, 2025 earnings press release. The changes primarily relate to the finalization of purchase accounting and other adjustments attributable to normal year-end closing procedures, audit adjustments, and the completion of management’s review.

Sequans reports unaudited third quarter 2026 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	Sept 30, 2026	June 30, 2026	Sept 30, 2025 (3)
IFRS profit (loss) as reported	$(1,478)	$(9,772)	$(16,627)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	438	468	762
Non-cash impairment of digital assets	—	3,007	11,092
Non-cash change in the fair value of embedded derivatives	—	(170)	(14,196)
Non-cash interest on convertible debt and other financing (2)	436	2,474	6,705
Non-IFRS profit (loss) adjusted	$(604)	$(3,993)	$(12,264)
IFRS basic profit (loss) per ADS as reported	($0.10)	($0.65)	($1.19)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.03	$0.03	$0.05
Non-cash impairment of digital assets	$0.00	$0.20	$0.80
Non-cash change in the fair value of embedded derivatives	$0.00	($0.01)	($1.02)
Non-cash interest on convertible debt and other financing (2)	$0.03	$0.16	$0.48
Non-IFRS basic profit (loss) per ADS	($0.04)	($0.27)	($0.88)
IFRS diluted profit (loss) per ADS	($0.10)	($0.65)	($1.19)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.03	$0.03	$0.05
Non-cash impairment of digital assets	$0.00	$0.20	$0.80
Non-cash change in the fair value of embedded derivatives	$0.00	($0.01)	($1.02)
Non-cash interest on convertible debt and other financing (2)	$0.03	$0.16	$0.48
Non-IFRS diluted profit (loss) per ADS	($0.04)	($0.27)	($0.88)

(1) Included in the IFRS profit (loss) as follows:
Cost of product revenue	$1	$2	$12
Research and development	146	154	166
Sales and marketing	49	56	172
General and administrative	242	256	412
(2) Related to the difference between contractual and effective interest rates
(3) The financial results for 2025 differ from the preliminary unaudited results disclosed in the Company’s November 4, 2025 earnings press release. The changes primarily relate to the finalization of purchase accounting and other adjustments attributable to normal year-end closing procedures, audit adjustments, and the completion of management’s review.

Sequans reports unaudited third quarter 2026 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Nine months ended Sept 30,
	2026	2025 (3)
IFRS profit (loss) as reported	$(87,466)	$(32,851)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	1,382	2,655
Non-cash impairment of digital assets	32,341	11,092
Non-cash change in the fair value of embedded derivatives	(10,800)	(14,196)
Non-cash interest on convertible debt and other financing (2)	7,889	6,924
Non-cash impact on gain (loss) on debt extinguishment	31,498	—
Non-IFRS profit (loss) adjusted	$(25,156)	$(26,376)
IFRS basic profit (loss) per ADS as reported	($5.89)	($5.16)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.09	$0.42
Non-cash impairment of digital assets	$2.18	$1.74
Non-cash change in the fair value of embedded derivatives	($0.73)	($2.23)
Non-cash interest on convertible debt and other financing (2)	$0.53	$1.09
Non-cash impact on gain (loss) on debt extinguishment	$2.12	$0.00
Non-IFRS basic profit (loss) per ADS	($1.69)	($4.14)
IFRS diluted profit (loss) per ADS	($5.89)	($5.16)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.09	$0.42
Non-cash impairment of digital assets	$2.18	$1.74
Non-cash change in the fair value of embedded derivatives	($0.73)	($2.23)
Non-cash interest on convertible debt and other financing (2)	$0.53	$1.09
Non-cash impact on gain (loss) on debt extinguishment	$2.12	$0.00
Non-IFRS diluted profit (loss) per ADS	($1.69)	($4.14)

(1) Included in the IFRS profit (loss) as follows:
Cost of product revenue	$6	$41
Research and development	456	552
Sales and marketing	174	587
General and administrative	746	1,475
(2) Related to the difference between contractual and effective interest rates
(3) The financial results for 2025 differ from the preliminary unaudited results disclosed in the Company’s November 4, 2025 earnings press release. The changes primarily relate to the finalization of purchase accounting and other adjustments attributable to normal year-end closing procedures, audit adjustments, and the completion of management’s review.